NEWS RELEASE

October 6, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

UPDATED RESOURCE ESTIMATE FOR ELK GOLD DEPOSIT,

SCOPING STUDY PLANNED

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE AMEX) is pleased to announce that the Company has received an updated geological model and 43-101 compliant mineral resource estimate from Lions Gate Geological Consulting Inc. (“LGGC”) for its wholly owned Elk gold deposit located near Merritt in south-western British Columbia. The new model and resource estimate incorporated drilling results from 2007 not included in the previous estimate prepared by Giroux Consultants Ltd. in April, 2007. A review of the new and historical data resulted in a revised geological model and mineral resource estimate. The new model recognises eight separate vein zones that comprise the B vein system and four separate zones that comprise the WD vein. Almaden's management believes that this new model and resource more accurately reflects the geology of the vein system. J.D. Poliquin, chairman of Almaden commented, “This review and resource update gives us renewed confidence in the Elk gold project. The proposed scoping study is the next logical step in our effort to increase shareholder value and advance the property towards production“.

The Elk project has resource estimate blocks that are both close to surface and may be amendable to open pit mining methods and deeper high grade blocks that may be amenable to underground mining methods. Mr. Gordon Zurowski, P.Eng. of PEG Mining Consultants Inc. (“PEG”) produced a pit shell that LGGC incorporated in the mineral resource estimation tabulations. The input parameters used by PEG for the pit shell do not result from project specific studies but are considered to be reasonable cost assumptions for the style and size of the Elk project. The 2009 mineral resource estimate for the Elk project is declared using 1.0 Au g/t cut-off for blocks that are within the resource estimation pit shell and a 5.0 Au g/t cut-off for blocks below the pit shell. A summary of the 2009 LGGC estimate is provided in table 1. LGGC has reviewed the pit-shell parameters and finds them reasonable for inclusion in the mineral resource estimation.

For purposes of an equitable comparison, LGGC also tabulated the gold grade blocks of the 2009 estimate using a global cut-off of 1 g/t Au which was also used in 2007 (Table 2). The 2009 mineral resource estimate includes a minimum vein thickness of between 1.2 and 1.5 meter wide for the vein solids, resulting in dilution of the more narrow vein intercepts. This dilution, accompanied by an updated geological interpretation of the vein sets, has lowered the grade of some vein intercepts but has resulted in an increased tonnage for the 2009 mineral resource estimation.

Table 2: Comparison of 2009 and 2007 Estimates

A complete copy of the report provided by LGGC will be placed on the company's website. LGGC has recommended that Almaden contract the services of an engineering firm to produce a scoping study for the project to explore the potential for either or both open pit and underground extraction methods. Almaden plans to proceed with this recommendation. The Elk deposit veins are open along strike and to depth. In addition to the B and WD vein systems, there are other known veins and exploration targets on the 15,000 hectare property. The Company’s management believes there is excellent potential to increase the mineral resource at the Elk deposit through further exploration. On May 15th, 2008 the Company released results of metallurgical test work performed by G & T Metallurgical Services Ltd. (“G & T”) of Kamloops, an ISO 9001:2000 accredited laboratory, on diamond drill core recovered during the 2007 season. The tests, which examined feed grades between 5 and 47 g/t gold, had average gold recoveries of 95% using gravity plus cyanidation. The company owns mill equipment, presently in storage near the Elk property, which could be an important factor in any future development plans for the project.

Summary of the technical details used by LGGC to complete the 2009 Resource Estimate for the Elk Project:

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The Elk gold project is a mesothermal quartz vein gold deposit hosted by the Okanagan Complex Batholith. Two vein systems, the B Vein and the WD Vein have been included in the current resource estimation.

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The resource estimate reported in this news release was prepared by Susan Lomas, P.Geo., President and Principal Consultant of Lions Gate Geological Consulting Inc., who is the independent Qualified Person (as defined by NI 43-101) and reviewed the geological and analytical information in sufficient detail to support the data incorporated in the resource estimate.  The Mineral Resource was completed on September 21st, 2009, and was built using GEMS® software and includes gold assay results from 419 surface and 290 underground diamond drill holes.

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Drill hole spacing is variable throughout the deposit.  The B Vein System has a large underground drilled area where the drill hole spacing approaches 10m, and much of the rest of the vein is supported by 25 m spaced drilling while the edges and deeper sections of the veins have between 50m to 100m spaced drill holes.  The WD Vein System is typically supported by 35 to 50m spaced drill holes with wider spaced drilling on the edges and deeper sections of the veins.  The B and WD Vein Systems were modeled on sections and three dimensional solids were built to tag the assay database and the block model.  The solids were built to a minimum down-hole thickness of 1.2 to 1.5m wide so that the vein solids would have a minimum true thickness of between 1.0 and 1.2m thick.

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There are 9,769 gold assay results in the project database and LGGC tagged 3,432 of them as representing the vein intersections and these were composited to 0.3m and included in the mineral resource estimate.  The gold assay results were reviewed for extreme grades and LGGC applied a top gold grade cap to some vein domains and further added a restricted outlier strategy to one of the vein domains to restrict the influence of unusually high gold assays.  A total of 35 assays were capped prior to compositing the data.  The holes drilled between 2000 and 2007 (the last drill program) were supported by a reasonable QAQC program including blanks, core duplicates and after 2003, Standard Reference Material (purchased from CDN Laboratories) samples were included.  Prior to 2000, the entire core sample was shipped for analysis at Acme Laboratories in Vancouver with some check analysis being completed at Chemex Laboratories in Vancouver.  LGGC accepts that the gold assay results are reasonable for inclusion in a Mineral Resource Estimation.

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Blocks in the model measure 2m in height, 5m along the long axis of the vein and 1 m wide.  This small block size is supported in the best drilled areas of the deposit and was chosen to support a scoping study on underground mining extraction method for the bulk of the deposit.  Potential for open pit extraction is also to be studied for the near surface material.

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The gold grade composites were interpolated into the block model using inverse distance method to the fourth power.  The block model was validated by visual inspection on sections and plans and by geostatistical review.

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The estimate was classified as Measured, Indicated and Inferred Mineral Resources in accordance with the CIM definition standards for mineral resources and mineral reserves.  The classification strategy for the block model considered both the sample spacing and confidence in the geological continuity of the veins.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.